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                              September 28, 2022

       Jeffrey L. Tate
       Executive Vice President and Chief Financial Officer
       Leggett & Platt, Incorporated
       No. 1 Leggett Road
       Carthage, Missouri 64836

                                                        Re: Leggett & Platt,
Incorporated
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
September 7, 2022
                                                            File No. 001-07845

       Dear Mr. Tate:

              We have reviewed your September 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 25, 2022 letter.

       Response Dated September 07, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       31

   1. We note from your response to prior comment six that you did not experience any material physical
effects or damage to your operations due to severe weather. As your response notes that the
weather-related events you have experienced include flash floods, windstorms, tornadoes
and a hailstorm, please explain how you considered providing disclosure regarding
the potential for the significant physical effects of climate change to affect your operations
and results.
 Jeffrey L. Tate
FirstName   LastNameJeffrey
Leggett & Platt, IncorporatedL. Tate
Comapany 28,
September   NameLeggett
                2022     & Platt, Incorporated
September
Page  2     28, 2022 Page 2
FirstName LastName
       Please contact Erin Donahue at 202-551-6063 or Ethan Horowitz at 202-551-3311 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing